Mail Stop 3010

April 7, 2010

VIA USMAIL and FAX (212) 696-9809

Ms. A. Alexandra Denahan
Chief Financial Officer
Chimera Investment Corporation
1211 Avenue of the Americas, Suite 2902
New York, New York 10036

> **Re:** **Chimera Investment Corporation**
> **Form 10-K for the year ended 12/31/2009**
> **Filed 2/26/2010**
> **File Nos. 001-33796**

Dear Ms. A. Alexandra Denahan:

We have reviewed your filing and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Residential Mortgage-Backed Securities, pages 66 - 69

1.   From your disclosures on page 66, we note that since December 31, 2008, there has been a shift in the credit ratings of your RMBS investments from AAA rated investments to those rated Below B or not rated. Please tell us and consider expanding disclosures in future filings to discuss the factors that have contributed to this shift and its impact on your current and future operations.   Your discussion should also include how these lower credit ratings impacted your assessment of other than temporary impairment in your RMBS investments portfolio.

Financial Statements and Notes

Note 3 – Mortgage-Backed Securities, pages F-14 – F-18

2.   Please tell us what consideration was given to providing additional information regarding the nature and type of assets underlying your RMBS portfolio.   This information can include the type of loans (sub-prime, Alt-A, or home equity lines of credit), the years of issuance (vintage), and any changes or potential changes to the credit ratings of your securities.

3.   Please tell us and expand future filings to provide a narrative that provides sufficient information to allow financial statement users to understand the quantitative disclosures provided and the information that you considered (both positive and negative) in reaching the conclusion that the impairment or impairments are not other than temporary.   Reference is made to paragraph 320-10-50-6b of the FASB Accounting Standards Codification.

4.   We note you recorded a $10 million other-than-temporary credit impairment during the year, which is determined as the excess of amortized cost over the present value of its expected future cash flows.   Please tell us and expand future filings to discuss the significant inputs used to measure the amount related to credit loss.   In addition, tell us what consideration was given to disclosing a tabular roll-forward of the amount related to credit losses recognized in earnings. Reference is made to paragraphs 320-10-50-8A and 8B of the FASB Accounting Standards Codification.

5.   From your disclosures on page F-12, we note that you recorded approximately
        $98.1 million in GAAP gains on sales of assets related to the re-securitizations
        undertaken in 2009.   Please clarify where this gain has been reflected on your
        statement of operations.   In addition, please reconcile this amount to your
        disclosures regarding your re-securitizations located on page F-17 and tell us how
        your disclosures regarding the re-securitization transactions complied with
        paragraphs 860-20-50-8 and 9 of the FASB Accounting Standards Codification.

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        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please submit a response letter on EDGAR
that keys your responses to our comments and provides any requested information.
Detailed response letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief